 Exhibit 99.1

Akanda Corp. Closes Its First Day of Trading on The NASDAQ Capital Market

London, March 15, 2022 – Akanda Corp. (NASDAQ: AKAN) (“Akanda” or the “Company”), an international medical cannabis company, today commenced the trading of its common shares on The Nasdaq Capital Market under the ticker symbol “AKAN”. The common shares closed their first day of trading above the offering price at $10.50.

On March 14, 2022, the Company priced its underwritten public offering (the "Offering") of 4,000,000 common shares at a public offering price of $4.00 per share. The gross proceeds to the Company from the Offering were $16,000,000, before deducting underwriting discounts, commissions, and other expenses.

Boustead Securities, LLC acted as the lead underwriter for the Offering.

The securities described above are being sold by Akanda pursuant to a registration statement, as amended, filed by the Company with the Securities and Exchange Commission (the "SEC"), which was declared effective on March 14, 2022. The Offering has been made only by means of a prospectus. A copy of the final prospectus related to the Offering may be obtained, when available, from Boustead Securities, LLC, via email: offerings@boustead1828.com or by calling +1 (949) 502-4408 or standard mail at Boustead Securities, LLC, Attn: Equity Capital Markets, 6 Venture, Suite 395, Irvine, CA 92618, USA. In addition, a copy of the final prospectus relating to the Offering may be obtained via the SEC's website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. The Company is building a seed-to-patient supply chain, connecting patients in the UK and Europe with diverse products including cannabis products cultivated at its competitively advantaged grow operation in the Kingdom of Lesotho and with other trusted third-party brands. Akanda’s initial portfolio includes Bophelo Bioscience & Wellness, a GACP qualified cultivation campus in the Kingdom of Lesotho in Southern Africa, and CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK.

Connect with Akanda: Email | Website | LinkedIn | Twitter | Instagram

Investor Contact

Matt Chesler, CFA

FNK IR

ir@akandacorp.com

Media Contacts

United States:

Annie Grant

Allison + Partners

akanda@allisonpr.com

Europe:

Imogen Saunders

Irvine Partners

imogen@irvinepartners.co.uk

Underwriter Contact

Dan McClory, Head of Equity Capital Markets

Boustead Securities, LLC

dan@boustead1828.com

Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". Forward-looking information may relate to anticipated events or results including, but not limited to business strategy, product development and sales and growth plans. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.